SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)
(Amendment No. 34)

Consolidated Capital Institutional Properties/2
(Name of Issuer)
Limited Partnership Units
(Title of Class of Securities)
None
(CUSIP Number)
Martha L. Long
Apartment Investment and Management Company
55 Beattie Place
PO Box 1089
Greenville, South Carolina 29602
(864) 239-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:
Jonathan L. Friedman
Skadden, Arps, Slate, Meagher & Flom LLP
300 S. Grand Ave., Suite 3400
Los Angeles, CA 90071
(213) 687-5000
March 19, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

(continued on following pages)
(Page 1 of 12 Pages)

CUSIP No.	Not Applicable	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS: AIMCO PROPERTIES, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-1275721

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		573,737.45 Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

573,737.45 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

573,737.45 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

63.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	Not Applicable	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS: AIMCO-GP, INC.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		573,737.45 Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

573,737.45 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

573,737.45 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

63.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	Not Applicable	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS: APARTMENT INVESTMENT AND MANAGEMENT COMPANY

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-1259577

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Maryland

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		573,737.45 Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

573,737.45 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

573,737.45 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

63.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	Not Applicable	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS: AIMCO IPLP, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		253,495.8 Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

253,495.8 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

253,495.8 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

27.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	Not Applicable	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS: AIMCO/IPT, INC.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		253,495.8 Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

253,495.8 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

253,495.8 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

27.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	Not Applicable	13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS: COOPER RIVER PROPERTIES, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		67,518.7 Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

67,518.7 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

67,518.7 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	Not Applicable	13D	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS: REEDY RIVER PROPERTIES, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		168,736.5 Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

168,736.5 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

168,736.5 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No. Not Applicable	13D	Page 9 of 12 Pages

     This Amendment No. 34 (this “Amendment”) amends the Statement on Schedule 13D (as amended, the “Statement”) previously filed with the Securities and Exchange Commission by AIMCO Properties, L.P., AIMCO-GP, Inc., Apartment Investment and Management Company, AIMCO IPLP, L.P., AIMCO/IPT, Inc., Cooper River Properties, L.L.C. and Reedy River Properties, L.L.C. (collectively, the “Reporting Persons”).
Item 4. Purpose of Transaction
Item 4 is hereby supplemented by the addition of the following information:
ConCap Equities, Inc., a Delaware corporation (the “General Partner”), is the general partner of the issuer, Consolidated Capital Institutional Properties/2, a California limited partnership (the “Partnership”). The General Partner is an affiliate of the Reporting Persons. On March 19, 2008, the General Partner proposed that the Partnership change its domicile from California to Delaware (the “Redomestication”). The General Partner proposes to effect the Redomestication through a merger of the Partnership with and into Consolidated Capital Institutional Properties/2, LP, a Delaware limited partnership (the “Delaware Partnership”), with the Delaware Partnership as the surviving entity in the merger.
In the merger, each unit of limited partnership interest in the Partnership would be converted into an identical unit of limited partnership in the Delaware Partnership and the general partner’s interest in the Partnership would be converted into an equivalent interest in the Delaware Partnership. All interests in the Delaware Partnership outstanding immediately prior to the merger would be cancelled in the merger. The voting and other rights of the limited partners provided for in the Partnership’s existing Limited Partnership Agreement would not be changed as a result of the merger.
In the merger, the Partnership’s existing Limited Partnership Agreement would be adopted as the partnership agreement of the Delaware Partnership, with the following changes: (i) references therein to the California Uniform Limited Partnership Act would be amended to refer to the Delaware Revised Uniform Limited Partnership Act; (ii) a description of the merger would be added; (iii) the name of the partnership would be changed to “Consolidated Capital Institutional Properties/2, LP” and (iv) a provision would be added that would give the general partner authority to establish different designated series of limited partnership interests that would have separate rights with respect to specified partnership property, and profits and losses associated with such specified property.
The merger must be approved by the general partner of the Partnership and a majority in interest of the limited partners. The general partner’s affiliates (including the Reporting Persons), which own a majority of the outstanding units of limited partnership interest in the Partnership, have indicated that they intend to take action by written consent to approve the merger as soon as practicable at least 20 calendar days after an Information Statement has been distributed to limited partners of the Partnership. As a result, approval of the merger is assured, and no other limited partner’s consent to the merger would be required.

CUSIP No. Not Applicable	13D	Page 10 of 12 Pages

Item 5. Interest in Securities of the Issuer.
     (a) - (b): The information in lines 7 through 11 and 13 of each Reporting Person’s cover page in this Amendment is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.

Exhibit (a)	Joint Filing Agreement, dated March 19, 2008 (filed herewith).

CUSIP No. Not Applicable	13D	Page 11 of 12 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 19, 2008

AIMCO PROPERTIES, L.P.
By:	AIMCO-GP, INC.
Its General Partner

AIMCO-GP, INC. APARTMENT INVESTMENT AND MANAGEMENT COMPANY AIMCO IPLP, L.P.
By:	AIMCO/IPT, INC.
Its General Partner

AIMCO/IPT, INC. COOPER RIVER PROPERTIES, L.L.C. REEDY RIVER PROPERTIES, L.L.C.
By:	/s/ Derek McCandless
Derek McCandless
Senior Vice President

CUSIP No. Not Applicable	13D	Page 12 of 12 Pages

Exhibit (a)
JOINT FILING AGREEMENT
     The undersigned hereby agree that Amendment No. 34 to the Statement on Schedule 13D relating to units of limited partnership interest in Consolidated Capital Institutional Properties/2, filed by the undersigned, and all further amendments to such Statement on Schedule 13D, shall be filed on behalf of each of them. This Agreement is intended to satisfy Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated: March 19, 2008

AIMCO PROPERTIES, L.P.
By:	AIMCO-GP, INC.
Its General Partner

AIMCO-GP, INC. APARTMENT INVESTMENT AND MANAGEMENT COMPANY AIMCO IPLP, L.P.
By:	AIMCO/IPT, INC.
Its General Partner

AIMCO/IPT, INC. COOPER RIVER PROPERTIES, L.L.C. REEDY RIVER PROPERTIES, L.L.C.
By:	/s/ Derek McCandless
Derek McCandless
Senior Vice President